Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated June 23, 2020

Filed pursuant to Rule 433

Registration No. 333-239391

June 23, 2020

Issued June 23, 2020

This free writing prospectus relates to the offering of Class A shares of Yandex N.V. and should be read together with the preliminary prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2020. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed offering of our Class A shares may be obtained by visiting EDGAR on the SEC website at www.sec.gov.

Yandex Announces Proposed Public Offering

and Concurrent Private Placement and Provides

Preliminary Financial Results for the Second Quarter of 2020

Moscow and Amsterdam, June 23, 2020 — Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex,” “we” or the “Company”), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced a proposed public offering of $200 million newly issued Class A shares. In addition, Yandex intends to grant the underwriter a 30-day option to purchase up to an additional $30 million of its Class A shares. All Class A shares to be sold in the proposed public offering will be offered by Yandex. Goldman Sachs & Co. LLC is acting as the sole bookrunner and underwriter for the proposed public offering.

Concurrent with the proposed public offering, Yandex intends to sell, subject to the consummation of the public offering and other customary conditions, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), $200 million of its Class A shares to each of three private investors. The sale price per Class A share in the concurrent private placement will be equal to the lesser of (i) the offering price in the public offering, and (ii) the product of 1.05 and the volume-weighted average sale price of our Class A shares on NASDAQ on June 23, 2020, for aggregate gross proceeds of $600 million. The investors in the proposed private placement (the “Investors”) are JSC VTB Capital, the investment business arm of VTB Group, a Russian bank and global provider of financial services; Ervington Investments Limited, a company whose ultimate beneficiary is Roman Abramovich; and Treliscope Limited, a company whose ultimate beneficiaries are Alexander Abramov and Alexander Frolov. The consummation of the public offering is not contingent on the consummation of the concurrent private placement. Goldman Sachs International is acting as the sole placement agent for the concurrent private placement.

Yandex intends to use the proceeds from the proposed public offering and concurrent private placement to maintain financial flexibility and fund future growth and strategic opportunities across multiple sectors, including e-commerce.

At the closing of the concurrent private placement, we and each of the Investors will enter into investor agreements setting forth certain rights, covenants and obligations of the parties. Pursuant to the investor agreements:

•                  each of the Investors will be prohibited from disposing of the Class A shares purchased in the concurrent private placement for a period of two years, subject to certain exceptions;

•                  each of the Investors and their respective affiliates for a period of two years will be restricted from acquiring beneficial ownership of Class A shares representing more than 3.99% of our outstanding ordinary shares, subject to certain exceptions; and

•                  in the event that we seek third-party financing for Yandex.Market or certain other of our e-commerce businesses over the next two years, each of the Investors will have certain rights to negotiate with us with a view to participating in such financings. That period may be extended by an Investor by up to one further year, if such Investor agrees to extend its lock-up and standstill obligations for such period.

We will also grant the investors customary registration rights in respect of the Class A shares acquired in the concurrent private placement.

Yandex has also announced today that it has entered into a binding framework agreement with Sberbank of Russia (“Sberbank”), pursuant to which Yandex will acquire Sberbank’s entire stake in our Yandex.Market joint venture, and Sberbank will acquire our entire interest in our Yandex.Money joint venture (together, the “Sberbank Transactions”). Under the terms of the transaction, Sberbank will sell all of its shares in Yandex.Market (45%) to Yandex for a cash consideration of RUB 42 billion (based on the implied equity valuation of the business of RUB 87.3 billion). At the same time, Yandex will sell its participatory interest in Yandex.Money (25% plus one ruble) to Sberbank for approximately RUB 2.4 billion.

The net consideration payable by Yandex in these transactions will be RUB 39.6 billion (approximately $570 million). The Sberbank Transactions are subject to customary closing conditions, including regulatory approvals, and are expected to close in the third quarter of 2020. Following closing of the Sberbank Transactions, the consolidated financial results of Yandex will include the results of Yandex.Market.

In addition, Yandex today is providing its preliminary estimated financial results for the three months ending June 30, 2020, which are attached to this press release.

The proposed public offering will be made only by means of a preliminary prospectus supplement and the accompanying prospectus. A copy of the preliminary prospectus supplement and the accompanying prospectus relating to the proposed public offering has been filed with the Securities and Exchange Commission (the “SEC”) and may be obtained, when available, by visiting EDGAR on the SEC website at www.sec.gov or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com. The final terms of the proposed public offering will be disclosed in a final prospectus supplement to be filed with the SEC.

The Class A shares being offered in connection with the proposed public offering are being offered by Yandex pursuant to its shelf registration statement on Form F-3, including a base prospectus, that was previously filed by Yandex with the SEC on June [23], 2020 utilizing an automatic shelf registration process. The Class A shares to be sold in the concurrent private placement have not been registered under the Securities Act or under any other jurisdictions and, unless so registered may not be offered or sold in the

United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.com

Forward-Looking Statements

This press release contains forward looking statements within the meaning of Section 27a of the Securities Act and Section 21e of the Securities Exchange Act of 1934, as

amended, including statements regarding the timing and size of our proposed public offering and the concurrent private placement, our expectations with respect to granting the underwriters a 30-day option to purchase additional Class A shares in the proposed public offering, our expectations with respect to the execution and effects of the investors agreement, and other statements identified by words such as “could,” “expects,” “intends,” “may,” “plans,” “potential,” “should,” “will,” “would,” or similar expressions and the negatives of those terms. Forward-looking statements are not promises or guarantees of future performance and are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in such forward-looking statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, particularly in light of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019.

PRELIMINARY FINANCIAL RESULTS

FOR THE THREE MONTHS ENDING JUNE 30, 2020

Set forth below are preliminary estimates of certain unaudited financial information for the quarter ending June 30, 2020 and actual unaudited financial results for the comparative period ended June 30, 2019.  We have provided ranges, rather than specific amounts, for the preliminary estimates primarily because our financial closing and review procedures for the three months ending June 30, 2020 are not yet complete. JSC KPMG has not audited, reviewed, compiled or performed any procedures with respect to the preliminary results. Accordingly, JSC KPMG does not express an opinion or any other form of assurance with respect thereto. The estimated ranges are preliminary and are inherently uncertain as a result of a number of factors, including foreign exchange fluctuations between the Russian ruble and the U.S. dollar, and remain subject to changes as we complete our financial closing and review procedures for the three months ending June 30, 2020. The preliminary estimates set forth below do not give effect to the closing of the Sberbank Transactions described above, and do not include our third-party fees and expenses incurred in connection with the Sberbank Transactions, the concurrent private placement or this offering. The preliminary estimates set forth below have been prepared by, and are the responsibility of, our management. Although we currently expect that our final results will be consistent with the preliminary estimates set forth below, we caution you that the estimated financial information for the three months ending June 30, 2020 is not a guarantee of future performance or outcomes and actual results may differ materially from those described herein. You should read this information together with the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2019, and our Current Report on Form 6-K for the three months ended March 31, 2020, as filed with the SEC. Factors that could cause actual results to differ from those described above are set forth in the risk factors discussed below and those contained in the section entitled “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2019.

The comparative figures for the three months ended June 30, 2019 have been derived from our unaudited quarterly financial results as previously reported.

Yandex N.V. Preliminary Consolidated Results

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Consolidated Revenues	40,600	41,800	41,397
Consolidated Net Income (loss)	(4,500)	(3,000)	3,416
Consolidated Adjusted EBITDA	7,500	8,000	13,097
Consolidated Adjusted Net Income	1,300	2,500	5,825

For the three months ending June 30, 2020, we estimate our consolidated revenue to be in the range of RUB 40.6 billion to RUB 41.8 billion, as compared to RUB 41.4 billion for the three months ended June 30, 2019, representing a year-over-year decrease at the midpoint of 0.5%.  The estimated decrease in our consolidated revenue compared to the same period during 2019 is primarily the result of the adverse impact of the COVID-related restrictions of business activity on the performance of our core advertising and ride-hailing businesses, which was partially offset by an acceleration of growth in our FoodTech and Media Services businesses.

For the three months ending June 30, 2020, our consolidated adjusted EBITDA is expected to be between RUB 7.5 billion and RUB 8.0 billion, a decrease of 40.8% at the midpoint range as compared to RUB 13.1 billion for the three months ended June 30, 2019. The estimated decrease in adjusted EBITDA compared to the same period of 2019 is primarily driven by the slowdown in revenue growth and changes in segment mix amid the growing contribution of non-advertising verticals and the continuing investments in our growing new businesses, including Yandex.Lavka, our self-driving group and Media Services.

For the three months ending June 30, 2020, we estimate our consolidated net income (loss) to be in the range of (RUB 4.5 billion) to (RUB 3.0 billion), as compared to RUB 3.4 billion for the three months ended June 30, 2019. The estimated decrease is primarily the result of the estimated decline in operating income (including growth in share-based compensation) and foreign exchange losses.

For the three months ending June 30, 2020, we estimate our consolidated adjusted net income to be in the range of RUB 1.3 billion to RUB 2.5 billion, as compared to RUB 5.8 billion for the three months ended June 30, 2019. The estimated decrease is primarily the result of the estimated decline in adjusted EBITDA for the period.

Adjusted EBITDA and adjusted net income are not financial measures calculated under U.S. generally accepted accounting principles (“GAAP”). See the tables below for a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures.

Search and Portal Segment Preliminary Financial Results

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Revenue	25,000	26,000	29,090
Revenue Ex-TAC	20,000	21,000	22,796
Adjusted EBITDA	10,200	11,300	13,747

For the three months ending June 30, 2020, revenue for our Search and Portal segment is expected to be in the range of RUB 25.0 billion to RUB 26.0 billion as compared to RUB 29.1 billion for the three months ended June 30, 2019. The revenue, less total traffic acquisition costs (“TAC”), for our Search and Portal segment for the three months ending June 30, 2020, is expected to be in the range of RUB 20.0 billion to RUB 21.0 billion, as compared to RUB 22.8 billion for the three months ended June 30, 2019, representing a year-over-year decrease of 10.1% at the midpoint. The estimated decrease in both revenue and revenue excluding TAC compared to the same period in 2019 is primarily the result of the adverse impact of COVID-related restrictions on business activity and our customers’ advertising budgets.

For the three months ending June 30, 2020, adjusted EBITDA for our Search and Portal segment is expected to be between RUB 10.2 billion and RUB 11.3 billion, an estimated decrease of 21.8% at the midpoint as compared to RUB 13.8 billion for the three months ended June 30, 2019. The estimated decrease in adjusted EBITDA compared to the same period in 2019 is primarily driven by the decline in the Search and Portal revenue.

See below for a reconciliation of Revenue Ex-TAC of our Search and Portal segment to the most directly comparable measures calculated in accordance with GAAP, Revenue.

Taxi Segment Preliminary Financial Results

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Revenue	11,900	12,300	8,810
Adjusted EBITDA	(500)	0	423

For the three months ending June 30, 2020, revenue for our Taxi segment is expected to be in the range of RUB 11.9 billion to RUB 12.3 billion as compared to RUB 8.8 billion for the three months ended June 30, 2019, representing a year-over-year increase at the midpoint of 37.3%. The estimated increase in revenue compared to the same period during 2019 is primarily driven by the acceleration in revenue of our FoodTech businesses (including Yandex.Lavka revenues, which are recorded gross) and Taxi and logistics services to our corporate clients, which are also recorded on a gross basis, which offset the COVID-related slowdown in ride-hailing revenues.

For the three months ending June 30, 2020, adjusted EBITDA for our Taxi segment is expected to be between a RUB 0.5 billion loss and break-even as compared to RUB 0.4 billion for the three months ended June 30, 2019. The estimated decrease in adjusted EBITDA compared to the same period of 2019 is primarily driven by investments in the expansion of Yandex.Lavka and our self-driving group. Adjusted EBITDA loss of our self-driving group is expected to be between RUB 0.7 billion and 0.75 billion for the three months ending June 30, 2020.

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Consolidated Adjusted EBITDA to U.S. GAAP Net Income

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Net income	(4,500)	(3,000)	3,416
Add: depreciation and amortization	4,085	4,085	3,756
Add: share-based compensation expense	4,492	4,292	2,347
Add: compensation expense related to contingent consideration	0	0	7
Add: one-off COVID-19 expenses(1)	227	227	0
Less: interest income	(472)	(572)	(834)
Add: interest expense	0	0	12
Add: loss from equity method investments	984	946	946
Add: other loss/(income), net	699	699	414
Add: income tax expense	1,985	1,323	3,033
Adjusted EBITDA	7,500	8,000	13,097

(1)                                 Consists primarily of costs of our Helping Hand project, our COVID-related support fund for drivers and couriers, and costs for masks and sanitizers.

Reconciliation of Consolidated Adjusted Net Income to U.S. GAAP Net Income

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Net income	(4,500)	(3,000)	3,416
Add: share-based compensation expense	4,492	4,292	2,347
Less: reduction in income tax attributable to share-based compensation expense	(46)	(44)	(21)
Add: compensation expense related to contingent consideration	0	0	7
Add: foreign exchange losses/(gains)	1,105	976	270
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(229)	(202)	(73)
Add: one-off COVID-19 expenses(2)	227	227	0
Add: amortization of debt discount	335	335	0
Less: reduction in income tax attributable to amortization of debt discount	(83)	(83)	0
Less: effect of deconsolidation of former subsidiaries	0	0	(121)
Adjusted net income	1,300	2,500	5,825

(2)                                 Consists primarily of costs of our Helping Hand project, our COVID-related support fund for drivers and couriers, and costs for masks and sanitizers.

Reconciliation of Segment Non-GAAP Measures

Search and Portal

	Three Months Ending
	June 30, 2020 (Estimated)		June 30, 2019
(Rub in millions)	Low	High	(Actual)
Total revenue	25,000	26,000	29,090
Less: traffic acquisition costs (TAC)	(5,000)	(5,000)	(6,294)
Ex-TAC revenues	20,000	21,000	22,796

Segment Adjusted EBITDA

Information reconciling adjusted EBITDA for our Search and Portal segment and our Taxi segment to the most directly comparable GAAP financial measure is unavailable to us without unreasonable effort. We have not provided a reconciliation of adjusted EBITDA for our Search and Portal segment and our Taxi segment to the most directly comparable GAAP financial measure because of the uncertainty regarding, and the potential variability of, many of the costs and expenses that we may incur in the future. Although we provide a range of adjusted EBITDA that we believe will be achieved for our Search and Portal and Taxi segments, we cannot accurately predict all the components of the adjusted EBITDA calculation.